UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Oncobiologics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68235M105
(CUSIP Number)

GMS Tenshi Holdings Pte. Limited
36 Robinson Road, #13-01, City House
Singapore, 068877
Attn: Executive Director
+962 6 582 7999 (ext. 1104)

with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Attn: Brien Wassner
(212) 848-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68235M105	Page 2 of 13 Pages

1		NAME OF REPORTING PERSON GMS Tenshi Holdings Pte. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,469,983 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,469,983 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,469,983 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IV

(1)
Includes (1) 58,735 shares of Series A-1 Convertible Preferred Stock (“Preferred Stock”) of Oncobiologics, Inc., a Delaware corporation (the “Issuer”), which converts into 8,879,780 shares of common stock of the Issuer (“Shares”) and (2) warrants to purchase 37,262,820 Shares.

(2)
This percentage is calculated based upon 32,332,568 Shares outstanding of the Issuer, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2018, plus (1) 31,572,617 Shares received by the Reporting Persons following GMS Tenshi’s conversion of 208,836 Series A Convertible Preferred Stock on June 20, 2018, (2) warrants to purchase 37,262,820 Shares, (3) 8,879,780 Shares underlying the Preferred Stock, and (4) 6,377,383 Shares acquired by GMS Tenshi on June 8, 2018.

SCHEDULE 13D

CUSIP No. 68235M105	Page 3 of 13 Pages

1		NAME OF REPORTING PERSON Ghiath M. Sukhtian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,469,983 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,469,983 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,469,983 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes (1) 58,735 shares of Series A-1 Convertible Preferred Stock (“Preferred Stock”) of Oncobiologics, Inc., a Delaware corporation (the “Issuer”), which converts into 8,879,780 shares of common stock of the Issuer (“Shares”) and (2) warrants to purchase 37,262,820 Shares.

(2)
This percentage is calculated based upon 32,332,568 Shares outstanding of the Issuer, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2018, plus (1) 31,572,617 Shares received by the Reporting Persons following GMS Tenshi’s conversion of 208,836 Series A Convertible Preferred Stock on June 20, 2018, (2) warrants to purchase 37,262,820 Shares, (3) 8,879,780 Shares underlying the Preferred Stock, and (4) 6,377,383 Shares acquired by GMS Tenshi on June 8, 2018.

SCHEDULE 13D

CUSIP No. 68235M105	Page 4 of 13 Pages

1		NAME OF REPORTING PERSON Arun Kumar Pillai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,469,983 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,469,983 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,469,983 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.7% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes (1) 58,735 shares of Series A-1 Convertible Preferred Stock (“Preferred Stock”) of Oncobiologics, Inc., a Delaware corporation (the “Issuer”), which converts into 8,879,780 shares of common stock of the Issuer (“Shares”) and (2) warrants to purchase 37,262,820 Shares.

(2)
This percentage is calculated based upon 32,332,568 Shares outstanding of the Issuer, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2018, plus (1) 31,572,617 Shares received by the Reporting Persons following GMS Tenshi’s conversion of 208,836 Series A Convertible Preferred Stock on June 20, 2018, (2) warrants to purchase 37,262,820 Shares, (3) 8,879,780 Shares underlying the Preferred Stock, and (4) 6,377,383 Shares acquired by GMS Tenshi on June 8, 2018.

ITEM 1.          Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D supplements and amends the Statement on Schedule 13D of GMS Tenshi Holdings Pte. Limited, a Singapore private limited company (“GMS Tenshi”), Ghiath M. Sukhtian (“Sukhtian”), and Arun Kumar Pillai (“Kumar”) originally filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2017 (the “Statement”), and amended by Amendment No. 1 thereto, filed with the SEC on November 1, 2017, and further amended by Amendment No. 2 thereto, filed with the SEC on June 25, 2018.  The Statement relates to the common stock, par value $0.01 per share (the “Shares”), of Oncobiologics, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 7 Clarke Drive, Cranbury, New Jersey 08512.  The Shares are listed on the Nasdaq Capital Market under the ticker symbol “ONS”.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.          Identity and Background

(a)          This Amendment No. 3 is being filed by GMS Tenshi, Sukhtian, and Kumar (collectively, the “Reporting Persons”).

(b)–(c)          Tenshi Life Sciences Private Limited (“Tenshi”), a private investment vehicle of Kumar, and GMS Pharma (Singapore) Pte. Limited (“GMS Pharma”), a private investment company and wholly-owned subsidiary of GMS Holdings, a private investment company (“GMS Holdings”), are the 50:50 beneficial owners of GMS Tenshi, in which each of Tenshi and GMS Pharma owns 50% of the outstanding voting shares.  Kumar, a natural person, is the holder of a controlling interest in Tenshi.  Sukhtian, a natural person, is the holder of a controlling interest in GMS Holdings, which is the holder of a controlling interest in GMS Pharma.

The principal office address of GMS Tenshi is 36 Robinson Road, #13-01, City House, Singapore 068877.  The principal office address of Kumar is #30, “Galaxy”, 1st Main, J.P. Nagar, 3rd Phase, Bangalore, India 560078.  The principal office address of Sukhtian is Zahran Street, 7th Circle Zahran Plaza Building, 4th Floor P.O. Box 142904, Amman, Jordan 11844.

The directors and executive officers of GMS Tenshi are set forth on Schedule I, attached hereto.  Schedule I sets forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.

(d)–(e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          (i)  Kumar is a citizen of India.

(ii) Sukhtian is a citizen of Jordan.

ITEM 3.	Source and Amount of Funds or Other Consideration

On July 18, 2018, GMS Tenshi entered into an exchange agreement with the Issuer (the “Exchange Agreement”) pursuant to which GMS Tenshi agreed to exchange on a one-for-one basis its remaining 52,209 shares of Series A Convertible Preferred Stock, along with 6,526 shares of Series A Convertible Preferred Stock representing the accrued but unissued dividends of Series A Convertible Preferred Stock payable on the Series A Convertible Preferred Stock, for newly issued shares of the Issuer’s Series A-1 Convertible Preferred Stock (“Preferred Stock”).  The source of funds for the purchase of the Series A Convertible Preferred Stock that were exchanged for the Preferred Stock was the working capital of GMS Tenshi and capital contributions made to GMS Tenshi.

ITEM 4.	Purpose of Transaction

This Statement relates to the acquisition of the Shares and other securities of the Issuer by the Reporting Persons.  The securities acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter‑dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer

(a)–(b)          As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 6 below.  Based upon information contained in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2018, such Shares deemed to be indirectly beneficially owned by the Reporting Persons constitutes approximately 77.7% of the issued and outstanding Shares. Sukhtian, as the holder of a controlling interest in GMS Holdings, the holder of a controlling interest in GMS Pharma, which owns 50% of the outstanding voting shares of GMS Tenshi, may be deemed to indirectly beneficially own the Shares held by GMS Tenshi.  Kumar, as the holder of a controlling interest in Tenshi, which owns 50% of the outstanding voting shares of GMS Tenshi, may also be deemed to indirectly beneficially own the Shares held by GMS Tenshi.  As a result, Kumar and Sukhtian share the power to direct the vote and to direct the disposition of the Shares described in Item 6 below.

(c)          Except as disclosed in Amendment No. 2, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)          Not applicable.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Tenshi, a private investment vehicle of Kumar, and GMS Pharma, a private investment company and wholly-owned subsidiary of GMS Holdings, are the 50:50 beneficial owners of GMS Tenshi, in which each of Tenshi and GMS Pharma owns 50% of the outstanding voting shares.  Kumar, a natural person, is the holder of a controlling interest in Tenshi.  Sukhtian, a natural person, is the holder of a controlling interest in GMS Holdings, which is the holder of a controlling interest in GMS Pharma.  By virtue of such relationships, Kumar and Sukhtian may be deemed to have voting and investment power with respect to the securities held by GMS Tenshi noted above and as a result may be deemed to beneficially own such securities for purposes of Rule 13d-3 under the Exchange Act.  As of the date of this Schedule 13D, the number of Shares attributable to GMS Tenshi (assuming conversion of the Preferred Stock and warrants to purchase Shares (“Warrants”) acquired by GMS Tenshi) is 90,469,983.  Kumar and Sukhtian may also each be considered to hold indirectly the same 90,469,983 Shares.

Pursuant to the Investor Rights Agreement (as defined below), GMS Tenshi was granted the right to appoint four representatives to the Issuer’s Board of Directors (the “Board”), and accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  GMS Tenshi has designated four representatives to serve on the Board.

Exchange Agreement

Item 3 above summarizes certain provisions of the Exchange Agreement and is incorporated herein by reference.  The description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, a copy of which is attached as Exhibit 7 to this Schedule 13D, and is incorporated herein by reference.

Voting and Lockup Agreements

Prior to and in connection with the purchase agreement entered into between the Issuer and GMS Tenshi on September 11, 2017 (the “2017 Purchase Agreement”), on September 7, 2017, GMS Tenshi entered into voting and lock-up agreements with Lawrence A. Kenyon, the Issuer’s Chief Financial Officer and interim Chief Executive Officer, and Kenneth M. Bahrt, M.D., the Issuer’s Chief Medical Officer, as well as the members of the Board (other than Pankaj Mohan, Ph.D.,  a member of the Board and the Issuer’s former Chairman and Chief Executive Officer) (collectively, the “Voting Agreements”) whereby they agreed to vote in favor of the proposals to issue the securities to GMS Tenshi pursuant the 2017 Purchase Agreement and the change in control of the Issuer.  Dr. Mohan entered into a separate lock-up agreement with GMS Tenshi (the “Lock-Up Agreement”).  Pursuant to the Voting Agreements and the Lock-Up Agreement, the lock-up period for the Issuer’s executive officers and the members of Board who will continue on the Board after the closing of the sale of the remaining securities pursuant to the 2017 Purchase Agreement, including Dr. Mohan, is 12 months, and the lock-up period for the members of Board who will resign from the Board in connection with the 2017 Purchase Agreement is nine months.

Pursuant to the Voting Agreements and Lock-Up Agreement, during such lock-up periods, the parties have agreed not to, except in limited circumstances, (i) sell, transfer, pledge, assign or otherwise encumber or dispose of any of the securities (as such term is defined in the Voting Agreements and Lock-Up Agreement), or enter into any agreement, option or other arrangement or understanding with respect to any of the securities, (ii) deposit any securities into a voting trust or enter into any voting arrangement with respect to the securities, or (iii) take any other action that would in any way make any representation or warranty of the stockholder signatory untrue or incorrect in any material respect or otherwise restrict, limit or interfere in any material respect with the performance of such stockholder’s obligations under such agreement or the transactions contemplated by such agreement.

The foregoing descriptions of the Voting Agreements and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2, 3 and 4 and incorporated herein by reference.

Investor Rights Agreement

On September 11, 2017, the Issuer entered into an investor rights agreement with GMS Tenshi (the “Investor Rights Agreement”) in connection with the 2017 Purchase Agreement.  Pursuant to the Investor Rights Agreement, the Issuer granted GMS Tenshi certain registration rights with respect to the Shares issuable upon conversion of the Series A Convertible Preferred Stock and exercise of the Warrants, Board designation rights, piggyback registration rights and information rights, as well as the right of first offer over future issuances of securities and a right of participation in future securities issuances.  The Issuer also agreed not to file any registration statement to register for resale the sale of any securities of a third party without GMS Tenshi’s prior consent.

Additionally, the Issuer agreed to appoint up to four new directors to be designated by GMS Tenshi, such that GMS Tenshi’s designees represent a majority of the Board. As long as GMS Tenshi maintains beneficial ownership of at least 5% of the Issuer’s outstanding Shares, it shall be entitled to nominate directors to the Board in proportion to its ownership stake in the Issuer.  As long as GMS Tenshi maintains beneficial ownership of at least 50% of the Issuer’s outstanding Shares but less than or equal to 57%, GMS Tenshi shall be entitled to nominate a majority of the directors for election to the Board.

In connection with the purchase agreement entered into between the Issuer and GMS Tenshi on May 11, 2018 (the “2018 Purchase Agreement”), the Issuer and GMS Tenshi amended the Investor Rights Agreement in order to provide GMS Tenshi certain registration and other rights with respect to the Shares acquired pursuant to the 2018 Purchase Agreement and the Shares that may be issuable upon exercise of the Warrants acquired pursuant to the 2018 Purchase Agreement (the “Investor Rights Agreement Amendment No. 1”).

On July 18, 2018, in connection with the Exchange Agreement, the Issuer and GMS Tenshi amended the Investor Rights Agreement in order to provide GMS Tenshi certain registration and other rights with respect to the Shares that may be issuable upon conversion of the Preferred Stock acquired pursuant to the Exchange Agreement (the “Investor Rights Agreement Amendment No. 2”).

The foregoing descriptions of the Investor Rights Agreement, the Investor Rights Agreement Amendment No. 1 and the Investor Rights Agreement Amendment No. 2, do not purport to be complete and are qualified in their entirety by reference to the full text of the Investor Rights Agreement, the Investor Rights Agreement Amendment No. 1 and the Investor Rights Agreement Amendment No. 2, copies of which are filed as Exhibits 5, 6 and 8 to this Schedule 13D, and incorporated herein by reference.

ITEM 7	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement, among GMS Tenshi Holdings Pte. Limited, Ghiath M. Sukhtian, and Arun Kumar Pillai, dated June 25, 2018.

2.
Form of Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and the Director or Executive Officer of Oncobiologics, Inc. party thereto, dated September 7, 2017 (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

3.
Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and Todd Brady, Director Oncobiologics, Inc., dated September 7, 2017 (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

4.
Lock-Up Agreement by and among the Issuer, GMS Tenshi Holdings Pte. Limited and Pankaj Mohan, Ph.D, dated September 7, 2017 (incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

5.
Investor Rights Agreement by and between Oncobiologics, Inc. and GMS Tenshi Holdings Pte. Limited, dated September 11, 2017 (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

6.	First Amendment to the Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on May 15, 2018).

7.
Exchange Agreement by and between Oncobiologics, Inc. and GMS Tenshi Holdings Pte. Limited, dated July 18, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on July 19, 2018).

8.	Second Amendment to Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on July 19, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 2018

GMS Tenshi Holdings Pte. Limited

By:	/s/ Faisal G. Sukhtian
Name:	Faisal G. Sukhtian
Title:	Director

Ghiath M. Sukhtian

/s/ Ghiath M. Sukhtian

Arun Kumar Pillai

/s/ Arun Kumar Pillai

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
GMS TENSHI HOLDINGS PTE. LIMITED

The following tables set forth certain information with respect to the directors and executive officers of GMS Tenshi Holdings Pte. Limited.

Name, Business Address, Position	Principal Occupation	Citizenship

Faisal Ghiath Sukhtian 7th Circle, Zahran St., Zahran Plaza Building, 4th Floor PO Box 142909 Amman, Jordan 11844 Position: Director	Executive Director at GMS Holdings	Jordan

Kwik Poh Choo 5 Ewe Boon Road Singapore 259316 Position: Director	Director	Singapore

Kannan Pudhucode Radhakrishnan # 30, “Galaxy”, 1st Main, J.P. Nagar, 3rd Phase, Bangalore, India 560078 Position: Director	Director at Tenshi Life Sciences Private Limited	India

Lau Yim Chu Nancy 36 Robinson Road #13-01 City House Singapore 068877 Position: Corporate Secretary	Corporate Secretary	British

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement, among GMS Tenshi Holdings Pte. Limited, Ghiath M. Sukhtian, and Arun Kumar Pillai, dated June 25, 2018.

2.
Form of Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and the Director or Executive Officer of Oncobiologics, Inc. party thereto, dated September 7, 2017 (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

3.
Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and Todd Brady, Director Oncobiologics, Inc., dated September 7, 2017 (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

4.
Lock-Up Agreement by and among the Issuer, GMS Tenshi Holdings Pte. Limited and Pankaj Mohan, Ph.D, dated September 7, 2017 (incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

5.
Investor Rights Agreement by and between Oncobiologics, Inc. and GMS Tenshi Holdings Pte. Limited, dated September 11, 2017 (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

6.	First Amendment to the Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on May 15, 2018).

7.
Exchange Agreement by and between Oncobiologics, Inc. and GMS Tenshi Holdings Pte. Limited, dated July 18, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on July 19, 2018).

8.	Second Amendment to Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on July 19, 2018).